DENVER		CONFIDENTIAL TREATMENT FOR ENCLOSURES REQUESTED BY NEWMONT MINING CORPORATION PURSUANT TO 17 C.F.R. § 200.83

BOULDER		July 24, 2007

VIA EDGAR AND FEDEX
COLORADO SPRINGS
Jill S. Davis
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
LONDON		100 F Street N.E., Stop 7010
Washington, D.C. 20549

	Re:	Newmont Mining Corporation
LOS ANGELES		Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 26, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007
Filed April 27, 2007
File No. 001-31240
MUNICH
Dear Ms. Davis:

SALT LAKE CITY

On behalf of Newmont Mining Corporation (“Newmont”), we are transmitting herewith supplemental information submitted by Newmont in response to Comment #3 of the staff of the Securities and Exchange Commission (the “Staff”) in its letter to Mr. Richard T. O’Brien dated July 12, 2007 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K (the “Form 10-K”) and Quarterly Report on From 10-Q (the “Form 10-Q”).

SAN FRANCISCO

Newmont is requesting return of, or in the alternative confidential treatment for, the document enclosed with this letter, which is being provided in paper format only. For the Staff’s convenience and to facilitate return of these documents, enclosed please find a pre-paid return shipping label for use in doing so. Any questions, comments or communications with respect to this request should be directed to the undersigned using the contact information listed in the footer of this letter.

Mashenka Lundberg 303.866.0616 mashenka.lundberg@hro.com

1700 Lincoln Street, Suite 4100 Denver, Colorado 80203-4541 tel 303.861.7000 fax 303.866.0200

Jill S. Davis

July 24, 2007

Request for Return Pursuant to Rule 12b-4

Newmont hereby requests, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, that the Staff return the Valuation Report as of December 31, 2006 for the Exploration Group, provided in response to Comment #3 of the Comment Letter (the “Confidential Materials”), upon completion of its review of the Form 10-K and Form 10-Q.

Return of the Confidential Materials is consistent with the provisions of the Freedom of Information Act, 5 U.S.C. § 522 (“FOIA”), because the Confidential Materials contain confidential trade secrets and commercial and financial information of Newmont. As such, the information included in the Confidential Materials is protected under 17 C.F.R. §200.80(b)(4) of the Commission’s rules and regulations adopted under FOIA, which exempts from disclosure “trade secrets and commercial or financial information [that is] privileged or confidential.”

The Confidential Materials include detailed descriptions of the methodologies used to value the Exploration Group and the reasons for using certain methodologies over others. The Confidential Materials discuss in detail the key assumptions used in the valuation process, including terminal growth rate, discount and capitalization rates along with yearly production schedules and revenue and cost estimates. The Confidential Materials also include analyses of the opportunities and competitive risks facing the Exploration Group. Disclosure of the Confidential Materials would be detrimental to Newmont because it would provide Newmont’s competitors with critical information about Newmont’s profitability and future production plans – information that could be used by those competitors for unfair advantage. Competitors also could use the discussion of risks to attempt to exploit perceived weaknesses in Newmont’s business model.

In addition, the disclosure of the Confidential Materials would give Newmont’s competitors a competitively unwarranted view of Newmont’s performance. If Newmont’s competitors were able to review the Confidential Materials, they could learn important information about Newmont’s projected costs of doing business and the amount and timing of Newmont’s projected

Jill S. Davis

July 24, 2007

income, including the key assumptions behind those projections. This information could enable Newmont’s competitors to reach conclusions with respect to Newmont’s future financial and operating performance generally, while Newmont would be denied similar insight into the operations of its competitors.

Accordingly, protection of the Confidential Materials is necessary to avoid substantial harm to Newmont’s competitive position. The fact that the Comment Letter and Newmont’s responses thereto will be made publicly available on EDGAR following completion of the Staff’s review of the Form 10-K and Form 10-Q increases the chance that a competitor of Newmont will attempt to access the Confidential Materials through a FOIA request if such materials are not returned to Newmont following completion of the review.

Return of the Confidential Materials also is consistent with the protection of investors. Newmont publicly files periodic reports, including descriptions of its major properties and financial information concerning the profitability of its operations, including its Exploration Segment. These reports include disclosures with respect to material aspects of Newmont’s business, including anticipated levels of production and reserves, capital expenditures and exploration costs, along with discussion of risk factors that could affect Newmont’s future performance. Newmont’s public filings also include disclosures specific to the Exploration Segment, including the carrying value of such segment and the results of the annual impairment test. Therefore, Newmont believes that the information it has already disclosed with respect to the Exploration Segment is sufficient to enable investors to evaluate the impact of such segment on Newmont’s business, and accordingly that disclosure of the Confidential Materials is not necessary to protect investors. In fact, disclosure of the Confidential Materials will be detrimental to the interest of investors as a result of the negative effects and competitive disadvantages that such disclosure would cause Newmont, as described above.

Because the competitive harm to Newmont from disclosure of the Confidential Materials outweighs the potential benefit to investors from such disclosure, return of the Confidential Materials is warranted pursuant to Rule 12b-4.

Jill S. Davis

July 24, 2007

Confidential Treatment Request Pursuant to Rule 83

In the event that the Staff determines not to return the Confidential Materials pursuant to Rule 12b-4 as requested herein, Newmont hereby requests that the Staff, pursuant to Rule 83 under the Freedom of Information Act, treat such materials as confidential and not make any portion of such materials available to the public. If any person (including any government employee who is not an employee of the Securities and Exchange Commission) should request an opportunity to inspect or copy any or all of the Confidential Materials, the undersigned requests that Newmont, through the undersigned, (i) be promptly notified of such request; (ii) be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Staff determination with respect to any such request); and (iii) be given sufficient advance notice of any intended release of the Confidential Materials so that Newmont, if it deems necessary or appropriate, may pursue any remedies available.

We would likewise appreciate being advised promptly as to any determination not to accord confidential treatment to the Confidential Materials. In the event the Staff is inclined to release any Confidential Materials, Newmont requests that the undersigned be notified by telephone at (303) 866-0616. If the Staff is not satisfied that the Confidential Materials are exempt from disclosure, Newmont will supply further particulars and may request a hearing on the claim of exemption.

Please acknowledge receipt of the enclosures by date stamping and returning the enclosed duplicate copy of this letter in the enclosed self-addressed, postage pre-paid envelope.

If you would like to discuss this matter further, please contact W. Dean Salter at (303) 866-0245 or the undersigned at (303) 866-0616.

Sincerely,

Mashenka Lundberg

Jill S. Davis

July 24, 2007

Enclosures

cc:	Kevin Stertzel (w/o enc.)
Jennifer Goeken (w/o enc.)
Russell Ball (w/o enc.)
Sharon Thomas, Esq. (w/o enc.)
W. Dean Salter, Esq. (w/o enc.)